UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE August 7, 2002

LVMH MOET HENNESSY LOUIS VUITTON
(Translation of registrant's name into English)

30, avenue Hoche 75008 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2: 82-_____.)

INDEX

Item	Page
Press Release dated August 7, 2002	1
Signature	4

Paris, le 7 août 2002

DE : O.PEROUSE

A : H.LEJETTE (COGERCO FLIPO)
G.GALET (ERNST & YOUNG AUDIT)
B.KUHN (dépôt NASDAQ)
V.VENET (CHRISTIAN DIOR)

Copie : R.COURBET
P.DEHEN
C.HOLLIS
P.HOUEL
E.NICOLAS
B.ROLLEY

PUBLICATION DU CHIFFRE D'AFFAIRES AU BALO

Les tableaux de chiffre d'affaires de la société et du groupe LVMH au 30 juin 2002 sont communiqués aujourd'hui au SPJO pour publication au BALO.

P/O

Olivier PEROUSE

LVMH MOET HENNESSY LOUIS VUITTON
SOCIETE ANONYME AU CAPITAL DE 146 981 223 EUROS
SIEGE SOCIAL : 30, AVENUE HOCHE 75 008 PARIS
R.C.S PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

I - CHIFFRE D'AFFAIRES TRIMESTRIEL DE LA SOCIETE HOLDING

(en millions d'euros)

	2002	2001
Dividendes		
1er trimestre	0	0
2eme trimestre	43	427
3eme trimestre	-	-
4eme trimestre	-	-
	43	427
Produits des activités annexes		
1er trimestre	20	14
2eme trimestre	59	46
3eme trimestre	-	-
4eme trimestre	-	-
	79	60
Total		
1er trimestre	20	14
2eme trimestre	102	473
3eme trimestre	-	-
4eme trimestre	-	-
	122	487

LVMH MOET HENNESSY LOUIS VUITTON
SOCIETE ANONYME AU CAPITAL DE 146 981 223 EUROS
SIEGE SOCIAL : 30, AVENUE HOCHE 75 008 PARIS
R.C.S PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

II - CHIFFRE D'AFFAIRES CONSOLIDE TRIMESTRIEL DU GROUPE

(en millions d'euros)

	2002	2001
Groupe Vins et Spiritueux		
1er trimestre	457	384
2eme trimestre	459	471
3eme trimestre	-	-
4eme trimestre	-	-
	916	855
Groupe Mode et Maroquinerie		
1er trimestre	1 081	891
2eme trimestre	935	853
3eme trimestre	-	-
4eme trimestre	-	-
	2 016	1 744
Groupe Parfums et Cosmétiques		
1er trimestre	494	505
2eme trimestre	565	534
3eme trimestre	-	-
4eme trimestre	-	-
	1 059	1 039
Groupe Montres et Joaillerie		
1er trimestre	122	122
2eme trimestre	133	140
3eme trimestre	-	-
4eme trimestre	-	-
	255	262
Groupe Distribution sélective		
1er trimestre	780	820
2eme trimestre	780	884
3eme trimestre	-	-
4eme trimestre	-	-
	1 560	1 704
Groupe Autres Activités et éliminations		
1er trimestre	21	23
2eme trimestre	(9)	59
3eme trimestre	-	-
4eme trimestre	-	-
	12	82
TOTAL CONSOLIDE		
1er trimestre	2 955	2 745
2eme trimestre	2 863	2 941
3eme trimestre	-	-
4eme trimestre	-	-
	5 818	5 686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LVMH Moët Hennessy Louis Vuitton

By: ______________________
Executive Vice President and
Chief Financial Officer

DATED: August 7, 2002